Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on November 28, 2018. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 22, 2018, or the Annual Report.

We present our unaudited condensed consolidated financial statements in pounds sterling and in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

Unless otherwise indicated or the context otherwise requires, all references to “NuCana,” the “Company,” “we,” “our,” “us” or similar terms refer to NuCana plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Company Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical trials, including a Phase 1b trial for patients with biliary tract cancer, a Phase 2 trial for patients with ovarian cancer and a Phase 3 trial for patients with pancreatic cancer. NUC-3373 is currently in a Phase 1 trial for the potential treatment of a wide range of advanced solid tumors and a Phase 1b trial for patients with advanced colorectal cancer. We have retained worldwide rights to these lead product candidates as well as our preclinical product candidates, all of which we refer to as ProTides.

Financial Operations Overview

Revenues

We do not have any approved products. Accordingly, we have not generated any revenue, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global collaborations with strategic partners.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a portion of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

Research and development expenses are the largest component of our total operating expenses and relate to our research and development activities, including the clinical and preclinical development of our product candidates.

Research and development costs are expensed as incurred. Our research and development expense primarily consists of:

•	costs incurred under agreements with contract research organizations, or CROs, and investigative sites that conduct clinical trials and preclinical studies;

•	costs related to manufacturing active pharmaceutical ingredients and drug products for clinical trials and preclinical studies;

•

salaries and personnel-related costs, including bonuses, benefits and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

•	fees paid to consultants and other third parties who support our product candidate development;

•	the costs involved in filing and prosecuting patent applications;

•	costs of related office space allocated to our research and development function, materials and equipment; and

•	payments under our license agreements.

The successful development of our product candidates is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through to commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;

•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;

•	potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;

•	competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials;

•	contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements;

•	any significant changes in government regulation;

•	the terms and timing of any regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if approved.

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates.

Manufacturing and nonclinical research and development expenses are assigned or allocated to individual product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include facility-related costs not otherwise allocated to research and development expense, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses associated with operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses and expenses related to investor relations and other administrative and professional services.

Initial Public Offering Related Expenses

Initial public offering, or IPO, related expenses primarily relates to legal, accounting and other advisors’ fees incurred in relation to our IPO which closed on October 2, 2017.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily includes gains or losses on cash held in U.S. dollars and on advances paid to suppliers.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom and our wholly owned U.S. subsidiary, NuCana, Inc., is subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses since inception in the United Kingdom. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and United States as well as income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. In the United States, we are able to offset the research and development credits against corporation tax payable. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credit, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company. However, we may be able to file under a large company scheme. In addition, the U.K. government has proposed certain changes to the U.K. research and development tax credit regime that would result in the amount of tax credit cash rebate claims being capped at three times a company’s total employee payroll withholding tax and national insurance liability. If implemented as proposed, these changes could result in further limitations on the amount of research and development tax credits that we may claim.

Results of Operations

Comparison of the Three Months Ended September 30, 2018 and September 30, 2017

The following table summarizes the results of our operations for the three months ended September 30, 2018 and September 30, 2017.

	For the Three Months Ended September 30,
	2018	2017
	(unaudited)
	(in thousands)
	£	£
Research and development expenses	(3,333)	(10,177)
Administrative expenses	(957)	(3,291)
Initial public offering related expenses	—	(728)
Net foreign exchange gains (losses)	706	(74)

Operating loss	(3,584)	(14,270)
Finance income	297	34

Loss before tax	(3,287)	(14,236)
Income tax credit	771	578

Loss for the period	(2,516)	(13,658)
Other comprehensive expense:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	2	(2)

Total comprehensive loss for the period	(2,514)	(13,660)

Research and Development Expenses

Research and development expenses were £3.3 million for the three months ended September 30, 2018 as compared to £10.2 million for the three months ended September 30, 2017, a decrease of £6.9 million. The decrease resulted primarily from a higher share-based compensation expense of £7.8 million in the three months ended September 30, 2017, as a larger number of new options were granted in 2017, compared with £0.2 million in the three months ended September 30, 2018. The decrease in share-based payment charges of £7.6 million was partially offset by higher clinical trial costs in the three months ended September 30, 2018 due to the number and size of clinical trials being performed and a higher number of research and development personnel.

The following table gives a breakdown of the research and development costs incurred by product candidate for the three months ended September 30, 2018 and 2017:

	For the Three Months Ended September 30,
	2018	2017
	(in thousands)
	£	£
Acelarin	1,447	3,964
NUC-3373	705	3,039
NUC-7738	300	1,315
Other	881	1,859

	3,333	10,177

Administrative Expenses

Administrative expenses were £1.0 million for the three months ended September 30, 2018 as compared to £3.3 million for the three months ended September 30, 2017, a decrease of £2.3 million. The decrease was largely attributable to a higher share-based compensation expense in the three months ended September 30, 2017 of £2.9 million, as a larger number of new options were granted in 2017, compared with £0.3 million in the three months ended September 30, 2018. The decrease in share-based payment charges of £2.6 million was partially offset by increases in expenses associated with operating as a public company and increased personnel expenses.

Initial Public Offering Related Expenses

No IPO related expenses were incurred in the three months ended September 30, 2018 following the closing of the IPO on October 2, 2017.

Net Foreign Exchange Gains (Losses)

For the three months ended September 30, 2018, we reported a net foreign exchange gain of £0.7 million as compared to a net foreign exchange loss of £0.1 million for the three months ended September 30, 2017. In the three months ended September 30, 2018, the gain arose from higher average cash balances held in U.S. dollars and the appreciation of the U.S. dollar relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £0.3 million for the three months ended September 30, 2018 and £34,000 for the three months ended September 30, 2017. The increase in bank interest resulted from higher average cash balances following the closing of the IPO on October 2, 2017 and higher rates of interest achieved.

Income Tax Credit

The income tax credit for the three months ended September 30, 2018, which is largely comprised of U.K. research and development tax credits, amounted to £0.8 million as compared to £0.6 million for the three months ended September 30, 2017. The increase in the income tax credit was primarily attributable to an increase in our eligible research and development expenses.

Results of Operations

Comparison of the Nine Months Ended September 30, 2018 and September 30, 2017

The following table summarizes the results of our operations for the nine months ended September 30, 2018 and September 30, 2017.

	For the Nine Months Ended September 30,
	2018	2017
	(in thousands)
	£	£
Research and development expenses	(12,196)	(13,866)
Administrative expenses	(3,599)	(3,928)
Initial public offering related expenses	—	(1,794)
Net foreign exchange gains (losses)	1,765	(235)

Operating loss	(14,030)	(19,823)
Finance income	739	125

Loss before tax	(13,291)	(19,698)
Income tax credit	3,063	1,655

Loss for the period	(10,228)	(18,043)
Other comprehensive expense:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	6	(3)

Total comprehensive loss for the period	(10,222)	(18,046)

Research and Development Expenses

Research and development expenses were £12.2 million for the nine months ended September 30, 2018 as compared to £13.9 million for the nine months ended September 30, 2017, a decrease of £1.7 million. The Company’s share-based compensation expense in the nine months ended September 30, 2017 was £8.1 million, as a larger number of new options were granted in 2017, compared with £0.7 million in the nine months ended September 30, 2018. The decrease in share-based payment charges of £7.4 million was partially offset by higher clinical trial costs in the nine months ended September 30, 2018 due to the number and size of clinical trials being performed and a higher number of research and development personnel.

The following table gives a breakdown of the research and development costs incurred by product candidate for the nine months ended September 30, 2018 and 2017:

	For the Nine Months Ended September 30,
	2018	2017
	(in thousands)
	£	£
Acelarin	6,208	6,212
NUC-3373	3,469	3,855
NUC-7738	792	1,582
Other	1,727	2,217

	12,196	13,866

Administrative Expenses

Administrative expenses were £3.6 million for the nine months ended September 30, 2018 as compared to £3.9 million for the nine months ended September 30, 2017, a decrease of £0.3 million. The Company’s share-based compensation expense in the nine months ended September 30, 2017 was £3.1 million, as a larger number of new options were granted in 2017, compared with £0.8 million in the nine months ended September 30, 2018. The majority of the decrease in share-based payment charges of £2.3 million was offset by increases in expenses associated with operating as a public company and increased personnel expenses.

Initial Public Offering Related Expenses

No IPO related expenses were incurred in the nine months ended September 30, 2018 following the closing of the IPO on October 2, 2017.

Net Foreign Exchange Gains (Losses)

For the nine months ended September 30, 2018, we reported a net foreign exchange gain of £1.8 million as compared to a net foreign exchange loss of £0.2 million for the nine months ended September 30, 2017. In the nine months ended September 30, 2018, the gain arose from higher average cash balances held in U.S. dollars. The U.S. dollar depreciated relative to the U.K. pound sterling during the three months ended March 31, 2018 resulting in a loss in the first quarter of 2018 but subsequently appreciated in the second and third quarters of 2018 resulting in an overall net gain of £1.8 million for the nine months ended September 30, 2018.

Finance Income

Finance income represents bank interest and was £0.7 million for the nine months ended September 30, 2018 and £0.1 million for the nine months ended September 30, 2017. The increase in bank interest resulted from higher average cash balances following the closing of the IPO on October 2, 2017 and higher rates of interest achieved.

Income Tax Credit

The income tax credit for the nine months ended September 30, 2018, which is largely comprised of U.K. research and development tax credits, amounted to £3.1 million as compared to £1.7 million for the nine months ended September 30, 2017. The increase in the tax credit was primarily attributable to an increase in our eligible research and development expenses.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of September 30, 2018 and December 31, 2017, we had cash and cash equivalents of £78.4 million and £86.7 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date, we have financed our operations primarily through the issuances of our equity securities. In October 2017, we completed our IPO, in which we sold 7,596,505 American Depositary Shares, or ADS, including 929,505 ADSs sold upon partial exercise of the underwriters’ option to purchase additional ADSs. The ADSs were sold at an initial public offering price of $15.00 per ADS for total gross proceeds of $114 million.

In October 2018 we filed a shelf registration statement on Form F-3 with the SEC which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, including our ordinary shares in the form of ADSs. As of the date of this Report on Form 6-K, $400.0 million of our securities, including our ordinary shares in the form of ADSs, remained available for sale. Up to $100.0 million of the $400.0 million maximum aggregate offering may be issued and sold pursuant to an at-the-market offering, or ATM program, for sales of our ADSs under a sales agreement with Cowen and Company, LLC, or Cowen, that we entered into in October 2018. Sales of our ADSs pursuant to the ATM program are subject to certain conditions specified in the sales agreement. As of the date of this Report on Form 6-K we have made no sales under the ATM program.

Cash Flows

Comparison of the Nine Months Ended September 30, 2018 and September 30, 2017

The following table summarizes the results of our cash flows for the nine months ended September 30, 2018 and September 30, 2017.

	For the Nine Months ended September 30,
	2018	2017
	(in thousands)
	£	£
Net cash used in operating activities	(9,886)	(5,527)
Net cash used in investing activities	(439)	(788)
Net cash from (used in) financing activities	182	(984)

Net decrease in cash and cash equivalents	(10,143)	(7,299)

Operating Activities

The net cash used in operations increased to £9.9 million for the nine months ended September 30, 2018 from £5.5 million for the nine months ended September 30, 2017. This was primarily due to higher cash expenditure on research and development and administrative expenses which were partially offset by an increase in trade payables and accrued expenditure as of September 30, 2018. The increase in trade payables and accrued expenditure reflect both the timing and increased research and development expenditure and administrative costs.

Investing Activities

The net cash used in investing activities was £0.4 million for the nine months ended September 30, 2018 as compared to £0.8 million for the nine months ended September 30, 2017. The nine months ended September 30, 2018 included an increase in interest received on cash deposits due to proceeds received from the IPO. This was partially offset by an increase in payments in respect of acquisitions of intangible assets.

Financing Activities

The net cash generated from financing activities was £0.2 million for the nine months ended September 30, 2018 as compared to £1.0 million net cash used for the nine months ended September 30, 2017. The net cash of £0.2 million generated from financing activities for the nine months ended September 30, 2018 represents proceeds from the issue of share capital on exercise of share options and the net cash used of £1.0 million for the nine months ended September 30, 2017 represents £1.1 million of IPO related expenses, partially offset by £0.1 million from the issue of share capital on exercise of share options.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest in our research and development programs, build and expand our ProTide pipeline and build out our organization with additional employees.

We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least through the first quarter of 2020.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;

•	the extent of success in our clinical-stage research and early preclinical programs, which will determine the amount of funding required to further the development of our product candidates;

•	the progress that we make in developing new product candidates based on our proprietary ProTide technology;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the outcome, timing and cost of regulatory approvals of our ProTide product candidates;

•	the cost and timing of establishing sales, marketing and distribution capabilities; and

•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.